UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Transcept Pharmaceuticals, Inc

File No. 0-51967 - CF#23163

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Transcept Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 5, 2009.

Based on representations by Transcept Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through March 31, 2016
Exhibit 10.8	through March 31, 2016
Exhibit 10.9	through September 14, 2011
Exhibit 10.10	through September 14, 2011
Exhibit 10.11	through December 31, 2014
Exhibit 10.12	through December 31, 2014
Exhibit 10.13	through January 1, 2014
Exhibit 10.14	through August 21, 2018
Exhibit 10.15	through June 16, 2014
Exhibit 10.16	through June 27, 2011
Exhibit 10.17	through June 27, 2011
Exhibit 10.18	through July 23, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel